September 7, 2018

United States Securities and Exchange Commission
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Univar Inc.
Form 8-K Filed August 1, 2018
Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 28, 2018
File No. 001-37443
Dear Ms. Mariner and Ms. Houser:
This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated August 22, 2018, relating to the Registrant’s Current Report on Form 8-K filed on August 1, 2018 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 28, 2018. The comments of the staff of the United States Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) comments from the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Registrant may not assert comments from the Staff as a defense to a proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Form 8-K Filed August 1, 2018 Exhibit 99.1, page 1

1.
We note you disclose projected Adjusted EPS for 2018 in the range of $1.65 per share and $1.85 per share without presenting and reconciling to the corresponding GAAP amounts. Please revise your disclosures to comply with the guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations. This issue also applies to your quarterly earnings call presentation in Exhibit 99.2.

Response

We acknowledge the Staff's comment and recognize the requirement to disclose reconciliations of non-GAAP measures to the corresponding GAAP amounts. With respect to GAAP EPS, we are unable to make reasonable estimates for market changes that affect our defined benefit plans and foreign currency movements and therefore have utilized the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K rather than provide an incomplete GAAP EPS measure. In future filings, we will enhance our disclosures noting the absence of a projected GAAP EPS and reconciliation to projected Adjusted EPS to comply with the requirement and will include language similar to the following:
Management has provided adjusted earnings per share ("EPS") guidance which excludes certain nonrecurring costs and expenses. While management expects that these nonrecurring costs and expenses will occur in the future, due to the uncertain nature and variability of these items, such as market changes affecting our defined benefit plans and foreign currency movements, it is not possible at this time, without unreasonable efforts, to estimate the amount or significance of these nonrecurring costs and expenses that may be included in projected GAAP EPS. Management believes that these nonrecurring costs and expenses are not representative of the Company's underlying business performance and that adjusted EPS provides the best estimate of future performance.

Exhibit 99.2
Appendix B- Adjusted Operating Cash Flow, page 14

2.
We note you disclose the non-GAAP measure Adjusted Operating Cash Flow in you quarterly earnings presentation. Please revise your presentation to comply with Item 10(e)(1)(i)(A) and (B) of Regulation S-K as follows:

•	present, with equal or greater prominence, the most directly comparable financial measure presented in accordance with GAAP, Cash Flows from Operating Activities; and

•	provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure in accordance with GAAP, Cash Flows from Operating Activities.

Response
We acknowledge the Staff's comment and recognize the requirement to disclose reconciliations of non-GAAP measures to the corresponding GAAP amounts. We respectfully advise the Staff that in future filings our presentation will comply with the guidance in Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2017
Financial Statements
Statements of Operations, page 71

3.
We note you present cost of goods sold exclusive of depreciation expense and stock-based compensation expense along with the subtotal, gross profit. Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Article 5-03 of Regulation S-X, since gross profit appears to represent a figure for income before depreciation.

Response
We acknowledge the Staff's comment and recognize the requirement to exclude non-GAAP measures on the face of the income statement. We respectfully advise the Staff that in future filings, we will remove the presentation of gross profit from the statements of operations and the segments footnote. We inadvertently removed the caption “(exclusive of depreciation)” from the description of Cost of goods sold from our Quarterly Reports on Form 10-Q and will include this in future filings, which is consistent with the description in our annual report on Form 10-K. We will report gross profit as a non-GAAP measure in Management’s Discussion and Analysis section of such filings, as we believe it provides a fair representation of the margin earned on product sales that investors are interested in. When disclosing this non-GAAP measure, we will comply with all applicable requirements and Commission guidance.

7. Income taxes, page 87

4.
We note that you recognized $76.5 million of income tax expense for the deemed mandatory repatriation for the Tax Act. We also note that you recognized a foreign tax credit deferred tax asset of $47.6 million as an indirect result of the Tax Act for which you established a $34 million valuation allowance. As the gross foreign tax credit deferred tax asset is less than the deemed mandatory repatriation income tax expense, please help us understand why you believe it is more likely than not that the foreign tax credit deferred tax asset will not be realized.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that pursuant to the guidance prescribed under ASC 740-10-30-17, we evaluated the four sources of taxable income and all available evidence, both positive and negative, in arriving at the position that it is more likely than not that this foreign tax credit deferred tax asset will not be realized.  Through our analysis we determined that we will not generate sufficient taxable income of the appropriate character to allow us to utilize the credit against a carryback period or future periods.  In addition, future reversals of taxable temporary differences do not generate the appropriate character of taxable income to utilize the foreign tax credit. Lastly, there are no tax planning strategies that would generate the appropriate type of taxable income at this time.   Although the mandatory repatriation created a one-time taxable income event, we were unable to project future taxable income of an appropriate character at a more likely than not level and therefore concluded the foreign tax credit deferred tax asset will not be realized and established a valuation allowance.

If you have any questions regarding this letter, please do not hesitate to call me at 331-777-6000.

Sincerely,
/s/ Carl J. Lukach

Cc:     Tracie Mariner, Staff Accountant, United States Securities and Exchange Commission
Tracey Houser, Staff Accountant, United States Securities and Exchange Commission
Securities and Exchange Commission
Jeffrey W. Carr
Univar Inc.